

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Tyson Murdock
Executive Vice President and Chief Financial Officer
HealthEquity, Inc
15 West Scenic Pointe Drive Suite 100
Draper, Utah 84020

> **Re: HealthEquity, Inc**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 31, 2022**
> **Form 10-Q for the Interim Period Ending April 30, 2022**
> **Filed June 8, 2022**
> **File No. 001-36568**

Dear Tyson Murdock:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services